Filed Pursuant to Rule 433
Registration Nos. 333-281244 and 333-281244-01
December 3, 2025

Essex Portfolio, L.P.
$350,000,000 4.875% Senior Notes due 2036 (the “Notes”)
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.
Guarantor:	Essex Property Trust, Inc.
Principal Amount:	$350,000,000
Trade Date:	December 3, 2025
Settlement Date:	December 12, 2025 (T+7)

The Issuer expects that the delivery of the Notes will be made against payment therefor on or about December 12, 2025, which is the seventh business day following the date of the prospectus supplement (the settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the SEC promulgated under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the closing date for the Notes will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Maturity Date:	February 15, 2036
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2026
Benchmark Treasury:	4.000% due November 15, 2035
Benchmark Treasury Price / Yield:	99-17 / 4.058%
Spread to Benchmark Treasury:	T+93 basis points
Yield to Maturity:	4.988%
Coupon:	4.875% per annum
Price to Public:	99.093% of the Principal Amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after the Settlement Date.
Optional Redemption Provisions:
Prior to November 15, 2035 (three months prior to the maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Notes) plus 15 basis points less (b) interest accrued to but excluding the date of redemption; and (ii) 100% of the principal amount of the Notes being redeemed; plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	29717P BD8 / US29717PBD87
Active Joint Bookrunners:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC
Passive Joint Bookrunners:	BofA Securities, Inc. Mizuho Securities USA LLC PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers:	BMO Capital Markets Corp. Regions Securities LLC Scotia Capital (USA) Inc. Truist Securities, Inc.
Co-Manager:	Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751 or (ii) J.P. Morgan Securities LLC (collect) at 212-834-4533.